

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





05067870

September 15, 2005

Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9-15-2005

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated July 19, 2005

Dear Mr. Russo:

This is in response to your letter dated July 19, 2005 concerning the shareholder proposal submitted to Interpublic by Charles Miller. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Charles Miller
23 Park Circle
Great Neck, NY 11024

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER
212-373-3309

WRITER'S DIRECT FACSIMILE
212-492-0309

WRITER'S DIRECT E-MAIL ADDRESS
rrusso@paulweiss.com

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

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TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-8828
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
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LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

July 19, 2005

By Hand

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Interpublic Group of Companies, Inc. Shareholder Proposal Submitted by Charles Miller

Ladies and Gentlemen:

We are counsel to The Interpublic Group of Companies, Inc., a Delaware corporation ("Interpublic" or the "Company"). The Company has received from Charles Miller (the "Proponent") a letter dated September 16, 2004 (attached hereto as Exhibit A), enclosing the text of a shareholder proposal and statement in support thereof (the "Proposal"). In accordance with Rule 14a-8(j)(2), we have enclosed six additional copies of this letter.

The purpose of this letter is to request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting").

I. The Proposal.

The Proposal states:

MAXIMIZE VALUE RESOLUTION

Resolved that the shareholders of Interpublic Group of Companies, Inc. urge the Interpublic Group of Companies, Inc. Board of Directors to arrange for the prompt sale of Interpublic Group of Companies, Inc. to the highest bidder.

The purpose of the Maximize Value Resolution is to give all Interpublic Group of Companies, Inc. shareholders the opportunity to send a message to the Interpublic Group of Companies, Inc. Board that they support the prompt sale of Interpublic Group of Companies, Inc. to the highest bidder. I believe that a strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Interpublic Group of Companies, Inc. shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Interpublic Group of Companies, Inc. Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution:

The prompt auction of Interpublic Group of Companies, Inc. should be accomplished by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock or a combination of both.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION

II. Grounds for Exclusion.

A. Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) permits a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the company's ordinary business operations. Interpublic is a Delaware corporation, and under Section 141(a) of the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. Interpublic's certificate of incorporation does not contain any limitation on the board's authority to so manage the Company.

The Proposal states that "if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer appropriate for the board to continue with its current management plans and strategies." Changes to current management plans and strategies are part of the ordinary business operations of the Company. Because one purpose of the proposal is to convey a message regarding plans and strategies, it is properly excludable.

While the Proposal also refers to an extraordinary transaction, the Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal relates to both ordinary and extraordinary courses of action. See, e.g., BKF Capital Group (February 27, 2004) (noting that the proposal appeared to be related to both extraordinary transactions and non-extraordinary transactions); Lancer Corporation (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); and NACCO Industries (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable). Similar to the proposals in the examples above, the Proposal, although it refers to an extraordinary transaction, is at base an attempt to influence "management plans and strategies" and is therefore excludable.

We understand that the Company has not received inquiries regarding an extraordinary transaction notwithstanding the fact that the Company has little in the way of formal anti-takeover defenses. The Company is actively traded on the New York Stock Exchange, with over 50% of its shares held by large institutional investors and an additional 15% of its shares held by mutual funds. The Company does not have a staggered board and does not currently have a shareholder rights plan. Implementing the Proposal by promoting an auction for the Company would therefore necessarily involve engaging an investment banking firm or other third party to conduct the auction process called for by the Proposal. The Staff has consistently concluded in a number of prior letters that a proposal to adopt a business strategy to maximize shareholder value and to hire an investment bank to explore strategic alternatives, including a sale of the Company, falls within the ordinary business exclusion of Rule 14a-8(i)(7) as a violation of the business judgment of the corporation's board of directors. See, e.g., Medallion Financial Corp. (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company); BKF Capital Group (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company); NACCO Industries, Inc. (March 29, 2000) (proposal to hire an investment banker to explore all alternatives to enhance value of company, including, possible sale, merger, or other transaction for any or all assets of company). Similar to the Proposal, each of the proposals described above requested the board of directors to conduct a process leading up to a sale of the Company. The mere fact that the Proposal does not refer to the hiring of an investment bank or other third party does not render it immune from exclusion. The Proposal's call for an auction process is at bottom essentially the same as the proposals that have been excluded in these other situations.

Based on the above, the Proposal intrudes upon the Board's statutory authority to manage the business and affairs of the Company under applicable law and relates to ordinary business matters. As a consequence, the Company believes that the Proposal and its supporting statement may properly be excluded from the 2005 Proxy Statement as ordinary course pursuant to Rule 14a-8(i)(7).

B. <u>Rule 14a-8(i)(3). The Proposal is contrary to the Commission's proxy rules</u>.

We also note that the proposal is false and misleading and therefore excludable under Rule 14a-8(i)(3). A shareholder proposal may be omitted under Rule 14a-8(i)(3) where it is "contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This position was recently affirmed in Staff Legal Bulletin 14B (September 15, 2004). Specifically, reliance on Rule 14a-8(i)(3) may be appropriate where the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. On its face, the Proposal contains two resolutions. The first resolution requests the Board "to arrange for the prompt sale of Interpublic Group of Companies, Inc. to the highest bidder" and the other requests the Board carry out "[t]he prompt auction of Interpublic Group of Companies, Inc. ... by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock or a combination of both." Taken together, the resolutions do not clearly instruct the Board as to whether it should maximize shareholder value by selling the Company to the highest bidder or by conducting some other "appropriate process" that may include a sale to the highest bidder.

Moreover, the proposal on its face confuses the voting standard under the Company's by-laws and Delaware law for shareholder action at a meeting, which requires the approval of the holders of a majority of the shares present and entitled to vote. The Proposal discusses "a strong and or majority vote by the shareholders" (which implies per capita voting) and also calls for approval by a majority of the "shares represented and entitled to vote at the annual meeting." As such, the Proposal calls for two voting standards, only one of which is consistent with applicable law.

For the foregoing reasons, the Company believes that it may omit the Proposal from the proxy materials under Rule 14a-8(i)(3).

III. Conclusion

For the reasons cited above, the Company respectfully requests that the Staff concur with its view that the Proposal be excluded.

The Company anticipates that it will mail its definitive proxy materials to shareholders on or about October 7, 2005. Therefore your prompt attention to this matter is greatly appreciated.

* * *

In accordance with Rule 14a-8(j)(1), a copy of this letter is being mailed to the Proponent at 23 Park Circle, Great Neck, NY 11204. The proponent did not provide a facsimile number. We respectfully request that we be copied on any response the Proponent may make to the Division concerning to the Proposal.

Should you have any questions regarding this matter, please do not hesitate to contact Ryan S. Baker or the undersigned at (212) 373-3000.

Very truly yours,



Raphael M. Russo

Enclosures

cc: Barbara S. Gmora
Interpublic Group of Companies, Inc.

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Exhibit A

Shareholder Proposal

Charles Miller
23 Park Circle
Great Neck, NY 11024

SEP 2004

September 16, 2004

Michael Roth
Chairman
Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10020

RE: Notice of Shareholder Resolution

Dear Mr. Roth:

Enclosed is a shareholder proposal and supporting statement which I hereby submit for inclusion in the company's proxy statement and presentation at Interpublic Group of Companies, Inc. 2005 annual shareholders' meeting.

In accordance with Securities and Exchange Commission regulations under rule 14a-8, I have owned shares of Interpublic Group of Companies, Inc. with a market value of at least $2,000 continuously for the preceding one year, and I intend to maintain such ownership through the date of the 2005 annual shareholders' meeting.

If you would like to discuss this proposal, or intend to object to the resolution's entry in the 2005 proxy statement, please contact me at the above address.

Yours truly,

Charles Miller

Charles Miller

Enclosures

MAXIMIZE VALUE RESOLUTION

Resolved that the shareholders of Interpublic Group of Companies, Inc. urge the Interpublic Group of Companies, Inc. Board of Directors to arrange for the prompt sale of Interpublic Group of Companies, Inc. to the highest bidder.

The purpose of the Maximize Value Resolution is to give all Interpublic Group of Companies, Inc. shareholders the opportunity to send a message to the Interpublic Group of Companies, Inc. Board that they support the prompt sale of Interpublic Group of Companies, Inc. to the highest bidder. I believe that a strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Interpublic Group of Companies, Inc. shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Interpublic Group of Companies, Inc. Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution:

The prompt auction of Interpublic Group of Companies, Inc. should be accomplished by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock or a combination of both.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION



DISCOUNT BROKERS

Date: 16 Sept 2004

To whom it may concern:

As introducing broker for the account of Charles Miller, account number AHS-009369, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Charles Miller is and has been the beneficial owner of 600 shares of Interpublic Group of Companies, Inc. having held at least two thousand dollars worth of the above mentioned security since the following date: 8/03/2001.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated July 19, 2005

The proposal relates to the sale of Interpublic to the highest bidder.

We are unable to concur in your view that Interpublic may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Interpublic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Interpublic may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Interpublic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Heather L. Maples
Special Counsel